MDS Inc. CFO Resigns

January 20, 2003: Toronto, Ontario - MDS Inc. announced today that Gary Goertz has resigned as Executive Vice-President and CFO effective February 14th, 2003, to pursue other business opportunities. Between now and February 14th, Mr. Goertz will be assisting in the transition of his responsibilities.

"I would like to thank Gary for his contribution to MDS over the three and one-half years that he has been with us" said John Rogers, President & CEO. "Of particular note was the recent long-term note financing completed in December of 2002".

A search will begin immediately for a replacement for Mr. Goertz. In the meantime, Mr. Goertz's responsibilities will be shared by a number of the senior executive in the company.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:
Sharon Mathers Vice President, Investor Relations 416-213-4721 smathers@mdsintl.com